Exhibit 99.8

QUESTIONS AND ANSWERS

Personal Perspective

•	What will happen to my job?

This acquisition should have no impact on the positions of the vast majority of Imagistics employees. After we complete the acquisition and start the integration process, we anticipate that the impact will affect relatively few employees. If an employee is affected, then we will make every effort to find another position within the organization for that individual.

•	How will this affect my employee benefits?

The acquisition will have no impact on current employee health and welfare plans nor do we anticipate significant changes in 2006 due to the acquisition. As you know, we do evaluate our benefits offerings every year to ensure that they are competitive, affordable to the company, and meet the needs of our employees. The annual benefit enrollment for 2006 will take place from October 21 through November 6, 2005.

However, stock related programs will change. After the acquisition, we will no longer have Imagistics stock and the Employee Stock Purchase Program will no longer be offered. Those employees who are currently enrolled in the ESPP program or who have shares in the program will have the opportunity to tender their shares during the tender period. Equiserve, the program administrator, will ask participating employees whether they wish to tender their shares. Specific details regarding this process are now being determined.

Those who are currently enrolled in the ESPP will continue to have payroll deductions taken until the payroll period ending at least five days prior to the merger date. At that time, each participant’s purchase rights may then be exercised to purchase shares at a 15% discount to the then current market price. The shares in the ESPP that have not been tendered will be cashed out in the merger and a check for the value of the respective shares will be sent to each participating employee. In addition, participating employees will receive a Form 1099 in early 2006 detailing the transaction for use in preparation of their 2005 tax return.

•	How will this affect my stock options?

All stock options, whether granted as a SOAR award or as part of an annual grant, will become automatically vested upon change of control which is when the tender offer closes. Since these are options are not stock shares, employees do not need to tender. Employees who have options will receive an Option

Cancellation Agreement which provides to them the opportunity to receive an amount per share equal to the amount by which the offer price exceeds the option exercise price, minus the tax withholdings, upon completion of the merger. This payment will be made shortly after the merger date.

•	What will happen to my Imagistics stock in the 401(k) plan?

Employees who have Imagistics stock in their Imagistics 401(k) plan will receive the cash value in the 401(k) once the merger is complete. T. Rowe Price will ask if you want to tender your shares and you can agree to do that. However, if the merger transaction is finalized, you will receive the cash value in your 401(k) of your shares whether or not you have tendered them.

•	How will this impact my compensation?

The acquisition will not impact compensation for the vast majority of employees. Those employees who have received grants of Imagistics stock as part of their compensation program will no longer receive that grant.

•	Will my AIP or bonuses still be based on the same measurements and paid at the same time?

The 2005 AIP program will still have the same goals, measurements and payout schedule.

•	What happens to my tenure with Imagistics/PB?

Océ will grandfather your tenure with Imagistics/Pitney Bowes.

•	What happens to my 401(k)?

We will continue to offer the Imagistics 401(k) through T. Rowe Price. There are no changes to the company match or the vesting schedule.

•	What Human Resources policies and procedures will change?

We do not anticipate changes at this time. Once the acquisition is complete and the integration process starts, we will be better able to assess whether there will be changes.

Transaction

•	What is a tender offer? What is the process/steps along the way? What is the timeframe? If I am a stock holder, what do I need to do by when?

A tender offer is a solicitation by a company or another third party to purchase a substantial percentage of the company’s shares for a limited period of time. The offer is generally at a premium over the current market price. If existing shareholders agree that the price is a fair one, then they may “tender” their shares to the acquiring company. The acquisition will only go through if a majority of the shareholders tender their shares.

In this case, Océ is offering a price of $42.00 per share, a premium of approximately 25% over the recent price of our stock. The Board is recommending to shareholders that they tender their shares and support the acquisition.

Océ has announced their intention to launch a tender offer for Imagistics. Once the tender offer is formally launched, shareholders have 20 business days to tender their shares. If you are a shareholder, there will be announcements in the financial newspapers on the day of the launch announcing the tender offer with instructions on how you can tender your shares.

If, by the date of the close of the tender, 90% of the outstanding shares have been tendered, then the merger may be finalized. If there is less than 90% but more than 50% shares tendered, then a shareholders meeting will be called to enable a formal vote to take place. If there is less than 50% tendered, then the transaction will not go forward.

•	What happens if someone else makes a bid?

Our agreement with Océ preserves the ability of our Board of Directors to respond to competing offers. However, the Board of Directors believes that the Océ bid is a fair bid and has unanimously, at this time, recommended that shareholders accept their bid.

•	If we are being taken over, what does that mean from a leadership, business strategies and priorities, and culture perspective?

Océ and Imagistics share a common culture—strong financial discipline, direct sales and service, high quality products, and focus on long- term relationships with customers. We don’t anticipate that there will be shifts in our strategies; rather, Océ’s product offerings will be complementary to our current products and will position us more effectively with our customers.

Integration

•	Until the transaction is complete, it is premature to discuss detailed integration plans. However, the leadership plans are that as of January 1, 2006, Marc Breslawsky will become head of Océ US Holding and Joe Skrzypcak will become head of Océ Imagistics. Both Marc and Joe will begin work on the integration plans. Once the transaction is finalized, Océ Imagistics will be the largest North American operating company of Océ.

•	As the integration plans progress, keep in mind that sales and service employees will have a broader product line and access to a global market. The headquarters of Océ Imagistics will remain in Trumbull, CT and support the Océ Imagistics organization. There will be no near term change for the vast majority of other employees. Longer term we will look at the synergies of the organizations and make adjustments as they make sense.

Communication

•	What will be the communication to our customers? Vendors? Shareholders?

Chris Dewart, Vice President, Sales, George Clark, Vice President and General Manager, Business Product Centers, and their respective Regional Vice Presidents will be contacting our large customers directly and discussing the impending tender offer and its benefits in terms of the expansion of product lines and service capabilities. We are asking the Branch Managers in Commercial and National and the General Managers in the BPCs to contact other customers in their territories to discuss the advantages of the impending tender offer to them.

Nat Gifford has been contacting our major suppliers immediately following the public announcement emphasizing the importance of continuing our relationship and the advantages of this acquisition to them.

We are asking the Regional Vice Presidents and Directors to organize the communication to their respective major customers, suppliers and vendors and work with their managers to determine who will alert their customers/vendors to the tender offer. Speaking points for telephone calls or sample letters are available on the Employee Portal under the My Company tab.

Joe Skrzypczak and Jim Magrone are contacting our major shareholders and our analysts to alert them to the impending tender offer, expected closing date and the requirements to close.

•	What about employee communication?

We sent an all employee email and an employee voicemail early in the morning of Friday, September 16.

We are holding meetings and teleconferences for all managers and employees on Friday, September 16, to announce the prospective tender offer and answer immediate questions. We will have a teleconference with managers at 3:00 p.m. (Eastern Time) on Friday to answer additional questions they may have.

In addition, we will post the web cast and questions and answers on the Employee Portal after 5: 30 p.m. (Eastern Time) on Friday so that all employees have access to the information at their convenience.

We will continue to post updates on the Employee Portal under the My Company tab. In addition, we recommend that employees with questions email them to Dana Wirth at dana.wirth@imagistics.com or call the Human Resources hotline at 1-800-468-8970.

Strategy

•	Why are we doing this? I thought that we were doing well.

We believe that Océ clearly recognizes the great work that has been done by Imagistics employees since the spin-off. We believe that they are attracted to the quality of our people, our business model, and our excellent results over the past three and one half years. That is why they are offering a premium to our shareholders.

We believe that Océ has identified Imagistics as a successful sales and service entity, serving National and local customers at the workgroup level. With the Océ focus on production level placements, wide format and services, all with a global ability, we believe this is a perfect fit for both companies and one that successfully positions us to expand our collective business.

We believe that the merger will increase Océ’s distribution power and significantly expand its presence in the United States’ printing and office markets. The majority of Océ’s revenue and customer base is outside of the United States while the majority of Imagistics revenue and customers are within the U.S.

We believe that Océ and Imagistics complement each other’s product offerings. Océ brings excellent wide format, commercial and corporate printing, and facilities management businesses, with superior product coverage in segment 5 and above. Imagistics brings best of breed product coverage in segments 1-5. Océ’s world- class facilities management capabilities can be offered to the Imagistics’ customer base.

•	What are the benefits of this to our employees and customers? What are the benefits to Océ’s employees and customers?

We believe that our collective customers will have access to products that stretch from low end MFP’s to production, wide format and services all from a single source supplier globally. As our market continues to mature, the larger the scope and depth we bring to market, the more assurance we have that we can succeed for the long term. As part of a larger entity with varied offerings, we believe that there will be many opportunities for the productive employee to grow and succeed.

Océ has leading edge technology, great products in the segments 5-6 high-speed production market, and a strong market position globally, especially in Europe. We believe that their products and markets complement ours perfectly. We believe that they need a broader product offering in segments 1-5 and greater distribution in the United States to improve their growth prospects -- that’s where Imagistics comes in.

Imagistics brings many things to the table. We have an excellent U.S. office business with strong growth prospects. Our products cover segments 1-5 in the office market. We bring a large customer base in the United States and a presence in Canada and the United Kingdom. Most importantly, we bring our valued employees and a management team that has a proven track record of delivering solid results.

•	What is the name of our new company?

Assuming the tender is successful, Imagistics will be named “Océ Imagistics.”

•	Will the Océ management team take over Imagistics?

Effective January 1, 2006, Marc Breslawsky will lead Océ’s entire North American business and will be elected to Océ’s Executive Board. Joe Skrzypczak will lead Océ Imagistics, which will serve the office market in the United States and will be headquartered in the existing Imagistics offices in Trumbull, Connecticut.

•	What are the major organizational changes?

At this time, all organizational decisions are outlined above. As the integration teams are solidified and any organizational decisions are made, they will be communicated.

•	Will the Imagistics headquarters in Trumbull move or remain?

The headquarters for Océ Imagistics will be Trumbull, Connecticut.

•	Will we compete with PBI since Océ has Facilities Management and mailing equipment?

PBI will surely be one of the many competitors we face when marketing all of the services and products that will become available.

Service

•	Will Zone 3 areas be serviced 100% by Imagistics and Océ?

There will be no immediate change in how Zone 3 areas are serviced. We will, however, work toward directly servicing 100% of all zones. Any changes will be communicated.

•	Will I be trained to work on Océ equipment?

Necessity and capability will be assessed for cross training. Skill sets will be broadened, where necessary, to enable Océ Imagistics to efficiently service and satisfy our customers.

Sales

•	Will I be able to sell the entire or part of the Océ product line, i.e., high-end Segment 6 systems? When? How will I be trained? How will I be compensated?

For the time being we will continue to focus on our current product offerings. As the integration progresses, we will be making decisions on how to fully maximize our market potential. Go to Market methodologies for the full product line will surely be one of these decisions.

•	Will the pricing of our products remain the same?

We will always price our products to be market competitive. .

•	How will we integrate the sales and marketing departments? If we take on product, how will the marketing support be handled?

We are too early in the process for a decision of this magnitude. We anticipate reviewing all options and choosing the one that will provide us with the best opportunity to seamlessly grow our business. We will communicate any decision of this nature in a timely manner.

•	What happens to my account list if someone in Océ also has the account?

When reviewing accounts, we will analyze all Go to Market models and the most effective methodologies will be applied.

•	How will this affect my commission plan?

We don’t anticipate any affect.

•	Will this impact CLC or other incentives/marketing programs?

We don’t anticipate any negative impact on CLC or other incentives/marketing programs. However, we cannot afford to lose the momentum we have achieved in recent quarters, especially for those who are on track for Grand Velas.

•	Does Océ have a go to market plan for our major and national accounts?

One of the anticipated benefits of the combined entities is a deeper penetration of existing accounts due to our expanded product offerings. Once again, we will analyze all Go to Market models and apply the most effective one.

•	How will we handle leasing—through our current vendors or through Océ’s?

We will continue to make decisions and develop partnerships that provide Océ Imagistics with the most competitive offerings possible.

•	How will we coordinate referrals to Océ’s Facilities Management business and the wide format printers? Will I be able to sell them directly? How will I be compensated in either case? How will we get access to their customer base?

We anticipate the development of a seamless process (referrals, joint calls, compensation, etc) for sharing business opportunities. Compensation is an area that will be addressed when the process is developed.

•	Understanding that many decisions and processes are not yet finalized, if we come across an opportunity that can be satisfied by providing products and/or services from Océ, how should we handle the opportunity?

All potential opportunities that can be satisfied by providing products and/or services from Océ should be escalated immediately to Chris Dewart or George Clark (based on your respective channel) until official policies and procedures have been developed.

Product

•	What is their product strategy for us? Will we leave existing vendors?

We will have comprehensive product coverage in segments 1-6, offering customers a complete line of products and services, all from one company. We will continue our best of breed strategy for our products in segments 1-5, complemented by Océ’s high volume products in segments 5-6.

•	In the BPCs how will we go forward with wide format printers? (We currently have products of other vendors).

We anticipate reviewing all options and choosing the one that will provide us with the best opportunity to seamlessly grow our business. We will communicate any decisions made.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of Imagistics common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all shareholders of Imagistics at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov).